UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
§ 240.13d-2(a)

(Amendment No. 6)1

ICTS INTERNATIONAL N.V.
(Name of Issuer)

Common Shares, par value 0.45 Euro per share
(Title of Class of Securities)

N43837108
(CUSIP Number)

STEVEN WOLOSKY, ESQ.
OLSHAN GRUNDMAN FROME ROSENZWEIG & WOLOSKY LLP
Park Avenue Tower
65 East 55th Street
New York, New York 10022
(212) 451-2300
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 30, 2009
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

_______________
1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. N43837108

1	NAME OF REPORTING PERSON EVEREST SPECIAL SITUATIONS FUND L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 762,884(1)
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 762,884(1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 762,884(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.2%
14	TYPE OF REPORTING PERSON PN

(1) On December 30, 2009, ESSF entered into the Agreement (as hereinafter defined) to sell all 762,884 Shares owned by it.  The transaction is scheduled to close on January 15, 2010.  There are no conditions to closing.

CUSIP NO. N43837108

1	NAME OF REPORTING PERSON EVEREST FUND, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 143,760(2)
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 143,760(2)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 143,760(2)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.9%
14	TYPE OF REPORTING PERSON PN

(2) On December 30, 2009, Everest Fund entered into the Agreement to sell all 143,760 Shares owned by it.  The transaction is scheduled to close on January 15, 2010.  There are no conditions to closing.

CUSIP NO. N43837108

1	NAME OF REPORTING PERSON MAOZ EVEREST FUND MANAGEMENT LTD.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION ISRAEL
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 906,644(3)
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 906,644(3)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 906,644(3)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 12.1%
14	TYPE OF REPORTING PERSON CO

(3) On December 30, 2009, ESSF and Everest Fund entered into the Agreement to sell all 906,644 Shares owned by them.  The transaction is scheduled to close on January 15, 2010.  There are no conditions to closing.

CUSIP NO. N43837108

1	NAME OF REPORTING PERSON ELCHANAN MAOZ
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION ISRAEL
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 906,644(4)
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 906,644(4)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 906,644(4)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 12.1%
14	TYPE OF REPORTING PERSON IN

(4) On December 30, 2009, ESSF and Everest Fund entered into the Agreement to sell all 906,644 Shares owned by them.  The transaction is scheduled to close on January 15, 2010.  There are no conditions to closing.

CUSIP NO. N43837108

The following constitutes Amendment No. 6 (“Amendment No. 6”) to the Schedule 13D filed by the undersigned.  This Amendment No. 6 amends the Schedule 13D as specifically set forth.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and restated to read as follows:

The aggregate purchase price, including commissions, of the 762,884 Shares purchased by ESSF is $1,384,868 (including all brokers’ commissions).  The Shares beneficially owned by ESSF were purchased with its working capital.

The aggregate purchase price, including commissions, of the 143,760 Shares purchased by Everest Fund is $292,935 (including all brokers’ commissions).  The Shares beneficially owned by Everest Fund were purchased with its working capital.

Item 5.	Interest in Securities of the Issuer.

Item 5(a) is hereby amended and restated to read as follows:

(a)           As of December 31, 2009, ESSF and Everest Fund beneficially owned 762,884 Shares and 143,760 Shares, respectively, which constitute approximately 10.2% and 1.9%, respectively, of the 7,491,190 outstanding Shares as of November 16, 2009 (based upon the number of Shares that were reported to be outstanding in the Issuer’s Definitive Proxy Statement filed with the Securities and Exchange Commission on November 18, 2009).

MEFM, by virtue of its status as the general partner of ESSF and Everest Fund, and Mr. Maoz, by virtue of his status as a controlling stockholder of MEFM, may be deemed to beneficially own the Shares held by ESSF and Everest Fund.  Consequently, each of MEFM and Mr. Maoz may be deemed to beneficially own 906,644 Shares constituting approximately 12.1% of the outstanding Shares.  MEFM and Elchanan Maoz disclaim beneficial ownership of such Shares except to the extent of their pecuniary interest therein.

Item 5(b) is hereby amended and restated to read as follows:

(b)           On December 30, 2009, ESSF and Everest Fund entered into an agreement to sell all 906,644 Shares owned by them at $3.55 per share (the “Agreement”).  The transaction is scheduled to close on January 15, 2010.  There are no conditions to closing.  By virtue of ESSF’s and Everest Fund’s irrevocable commitment to sell the Shares, each of ESSF, Everest Fund, MEFM and Mr. Maoz may be deemed to have shared power to vote and dispose of the Shares reported in this Amendment No. 6.

Item 5(c) is hereby amended and restated to read as follows:

(c)           Schedule A attached hereto sets forth the transactions in the Shares by the Reporting Persons during the past 60 days.  Unless otherwise noted, all such transactions were effected in the open market.

CUSIP NO. N43837108

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect toSecurities of the Issuer.

Item 6 is hereby amended to add the following:

The information set forth in Item 5(b) hereof is incorporated herein by reference.

CUSIP NO. N43837108

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: January 4, 2010	EVEREST SPECIAL SITUATIONS FUND L.P.

	By:	Maoz Everest Fund Management Ltd., General Partner

	By:	/s/ Elchanan Maoz
Elchanan Maoz, Chairman and Chief Executive Officer

EVEREST FUND, L.P.

By:	Maoz Everest Fund Management Ltd., General Partner

By:	/s/ Elchanan Maoz
Elchanan Maoz, Chairman and Chief Executive Officer

MAOZ EVEREST FUND MANAGEMENT LTD.

By:	/s/ Elchanan Maoz
Elchanan Maoz, Chairman and Chief Executive Officer

/s/ Elchanan Maoz
ELCHANAN MAOZ

CUSIP NO. N43837108

SCHEDULE A

Transactions in the Shares During the Past 60 Days

Shares of Common Stock Purchased/(Sold)	Price Per Share($)	Date of Purchase/Sale

EVEREST SPECIAL SITUATIONS FUND L.P.

1,000	$2.10	12/18/09
5,500	$2.20	12/01/09
500	$2.26	11/30/09
500	$2.20	11/25/09
3,300	$2.02	11/23/09
5,000	$2.08	11/23/09
2,490	$2.17	11/12/09
500	$2.10	11/09/09

EVEREST FUND, L.P.
None

MAOZ EVEREST FUND MANAGEMENT LTD.
None

ELCHANAN MAOZ
None